

July 26, 2012

Via E-mail
Mr. Francis I. Perier, Jr.
Executive Vice President – Finance and Administration and
  Chief Financial Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, New York   10022-4731

Re: Forest Laboratories, Inc.
**   Form 10-K for the Fiscal Year Ended March 31, 2011**
**   Filed May 27, 2011**
**   Form 10-Q for the Quarterly Period Ended December 31, 2011**
**   Filed February 9, 2012**
**   File No. 001-05438**

Dear Mr. Perier:

We have reviewed your July 5, 2012 response to our June 4, 2012 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended September 30, 2011
Notes to Condensed Consolidated Financial Statements
Note 12: Business Combinations, page 16

1. We acknowledge your response to our previous comment 2. To further assist us in assessing your accounting, please address the following items:
    - Please provide us a copy of the valuation report performed at the time of the acquisition to fair value apadenoson at zero. Our presumption is that this report will provide us the necessary details such as cash flow projections of revenues and costs and the assumptions to understand how a zero fair value was determined. If that is not the case, please include with your response.

- Regarding the contracts with your contract research organizations for the performance of the ASPECT 1 and ASPECT 2 Phase III studies, tell us what you mean by a large portion of the costs would be spent whether you chose to end the studies at acquisition or allowed them to continue. In this regard, tell us separately for each study the economic consequence under the contracts of cancelling the study at the time of the acquisition of Clinical Data, comparing that consequence to the amount that would be spent, noting that you did not start the ASPECT 2 study until the quarter ended September 30, 2011.

- Please provide us an analysis supporting your assertion on page 15 of your June 30, 2011 Form 10-Q regarding the expected launch of apadenoson by 2014. Please also tell us the date when your expectation changed to a more realistic launch date in 2015, your analysis supporting the new date and why you continued to disclose a 2014 launch date in your Forms 10-Q for September 30, 2011 and December 31, 2011.

    Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant